Industrial Tech Acquisitions II, Inc.

5090 Richmond Ave, Suite 319

Houston, Texas 77056

VIA EDGAR

December 17, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David Irving

Re:	Industrial Tech Acquisitions II, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 3, 2021
File No. 333-254594

Dear Mr. Irving:

Industrial Tech Acquisitions II, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 15, 2021, regarding the Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on December 3, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 3 to the Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors
Our amended and restated certificate of incorporation, page 66

1.	We note your disclosure here in this risk factor regarding your exclusive forum clause in your amended and restated certificate of incorporation. You indicate in this risk factor that for any action arising under the Securities Act that the Court of Chancery in the State of Delaware and the federal district court shall have concurrent jurisdiction. We note however that your amended and restated certificate of incorporation and the disclosure under "Exclusive forum for certain lawsuits," at page 136 states that unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint arising under the Securities Act of 1933. Please revise for consistency.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 66 and 67 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, Esq., at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Scott Crist
Scott Crist, Chief Executive Officer

cc:	Lijia Sanchez, Esq.
Ellenoff Grossman & Schole LLP

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